

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Mr. Michael Collins
Principal Financial Officer
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, NY 11779

   Re: **NBTY, Inc.**
     Form 10-K for the Fiscal Year Ended September 30, 2012
     Filed November 27, 2012
     File No. 001-31788

Dear Mr. Collins:

   We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief